                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                    FORM 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                                   (Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934


                   For the fiscal year ended December 31, 2000

                                       OR

| | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

        For the transition period from ______________ to _______________


                        Commission file number 001-14077


 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              WILLIAMS-SONOMA, INC.
                         ASSOCIATE STOCK INCENTIVE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             WILLIAMS-SONOMA, INC.
                              3250 Van Ness Avenue
                             San Francisco, CA 94109
                                 (415) 421-7900

WILLIAMS-SONOMA, INC. ASSOCIATE STOCK
INCENTIVE PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2000 AND 1999,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000
AND INDEPENDENT AUDITORS' REPORT



WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------------------

                                                                                        PAGE

INDEPENDENT AUDITORS' REPORT                                                             1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999:

   Statements of Net Assets Available for Benefits                                       2

   Statements of Changes in Net Assets Available for Benefits                            3

   Notes to Financial Statements                                                        4-6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

   Supplemental Schedule of Assets Held for Investment Purposes                          7


INDEPENDENT AUDITORS' REPORT


Administrative Committee,
  Williams-Sonoma, Inc.
  Associate Stock Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic 2000 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





May 18, 2001


WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------------
                                                                                          2000                   1999

ASSETS:
  Investments, at fair value:
    Common stock - Williams-Sonoma, Inc.                                             $ 23,914,741            $ 44,714,116
    Mutual funds:
      Dodge & Cox Balanced Fund                                                         2,306,596               1,672,019
      Vanguard Federal Money Market Fund                                                  603,201                 455,074
    Cash equivalents                                                                      220,600                 658,731
                                                                                    -------------            ------------

           Total investments                                                           27,045,138              47,499,940

  Receivables:
    Employee contributions                                                                245,219                       -
    Employer contributions                                                                160,328                       -

  Dividend and interest income receivable                                                   5,191                   5,153
                                                                                    -------------            ------------
NET ASSETS AVAILABLE FOR BENEFITS                                                   $  27,455,876            $ 47,505,093
                                                                                    =============            ============


See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------------
                                                                                            2000                 1999

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation (depreciation) in fair value of investments                        $ (25,952,062)      $   6,359,327
    Interest and dividends                                                                    139,701              95,597
                                                                                        -------------       -------------

           Total investment income (loss)                                                 (25,812,361)          6,454,924
                                                                                        -------------       -------------

  Contributions:
    Employee                                                                                5,378,461           4,253,664
    Employer                                                                                3,776,555           2,748,140
                                                                                        -------------       -------------

           Total contributions                                                              9,155,016           7,001,804
                                                                                        -------------       -------------

INCREASE (DECREASE) ATTRIBUTABLE TO INVESTMENT
  INCOME AND CONTRIBUTIONS                                                                (16,657,345)         13,456,728

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefit payments to participants                                                          3,391,872           5,943,127
                                                                                        -------------       -------------

NET INCREASE (DECREASE)                                                                   (20,049,217)          7,513,601

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                        47,505,093          39,991,492
                                                                                        -------------       -------------

  End of year                                                                           $  27,455,876       $  47,505,093
                                                                                        =============       =============


See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

      GENERAL - The Williams-Sonoma, Inc. Associate Stock Incentive Plan is a defined contribution plan covering all eligible salaried and hourly employees. The Plan was created to provide savings opportunities to the employees of Williams-Sonoma, Inc. (the "Company"). The Plan became effective as of February 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and contains an arrangement under Section 401(k) of the Internal Revenue Code.

      CONTRIBUTIONS - The Plan allows participants to defer a portion of their income and have such deferred income paid into the Plan, thus reducing the participants' taxable income. Under the terms of the Plan, employees who are at least 21 years old may participate 30 days after their date of hire, or in the case of certain "Limited Employees," 30 days after their completion of 1,000 hours of service with the Company within a calendar year. Participants may defer up to 15% of their annual compensation and may defer distributions from the Plan if the participants are still employed with the Company when the participant reaches age 70 1/2. The Company matches 100% of the first 6% of a participant's salary deferral contributions which the participant elects to have invested in the Company's common stock. During 2000 and 1999, federal income tax rules limited the maximum salary deferral contributions by an employee to $10,500 and $10,000, respectively.

      PARTICIPANT ACCOUNTS - The Plan maintains individual accounts for participants and permits participants to direct their individual account investments into available investment alternatives. The investment alternatives available to participants during 2000 and 1999 were as follows:

      o Company Stock Fund - consists solely of Williams-Sonoma, Inc. common stock

      o Dodge & Cox Balanced Fund - a fixed income and equity securities mutual fund

      o    Vanguard Federal Money Market Fund - a money market mutual fund

      Each participant's account is credited with the participant's contribution, the Company's matching contribution (if applicable), and plan earnings.

      NONPARTICIPANT ACCOUNTS - The Plan maintains a short-term investment account to invest funds prior to their transfer into one of the participant investment funds, prior to distribution to a terminated participant or prior to the execution of interfund transfers. Amounts related to the short-term investment account are included as cash equivalents in the statement of net assets available for benefits.

      Significant changes in the fund balance of the short-term investments consisted of interest income of $34,252 and $27,328 in 2000 and 1999, respectively. Transfers from participant-directed investments were $183,914 and $417,066 in 2000 and 1999, respectively.

      VESTING - Participants are immediately 100% vested in their salary deferral contributions and earnings attributable thereto. Vesting in the Company contributions and earnings attributable thereto is based on years of credited service. A participant is 100% vested in his or her Company contributions and earnings attributable thereto after five years of credited service. Upon termination of employment prior to full vesting, unvested Company contributions and earnings attributable thereto are forfeited and used to reduce the amount of future Company contributions. In the event of plan termination, participants' amounts become fully vested and net assets of the Plan are to be applied to the exclusive benefit of the participants. The Company has no intention at this time to terminate the Plan.

      PAYMENT OF BENEFITS - Benefits are payable upon termination, withdrawal from the Plan on account of hardship, death, disability, retirement or at age 59 1/2. Distribution of a participant's benefits may be made in cash, Company common stock, or both, and are recorded when paid.

      PLAN ADMINISTRATIVE EXPENSES - Administrative expenses incurred by the Plan are paid by the Company.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis.

      MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      CASH EQUIVALENTS represent shares in First American Prime Obligations Fund which are purchased each time a contribution is made. The Plan converts these short-term investments into the Company's common stock, Money Market and Balanced Funds after each bi-weekly payroll.

      PURCHASES AND SALES of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

      INVESTMENTS in common stock and mutual funds are stated at fair value which is based on publicly quoted market values.

      BENEFITS PAYABLE - As of December 31, 2000 and 1999, the following amounts were due to participants who have withdrawn from participation in the
      Plan:

                                                2000           1999

          Benefits payable                 $   126,568       $    58,186
          Deferred benefits payable          1,298,118         8,046,876

      Deferred benefits payable represent vested balances payable to terminated plan participants who have elected to defer distribution of their account balances.

      FORFEITURES REFUNDABLE TO WILLIAMS-SONOMA, INC. represent unvested Company matching contributions that will be used to offset future Company contributions.

      RELATED PARTY TRANSACTIONS - Certain Plan investments are held in a short-term investment account managed by U.S. Bank. U.S. Bank is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services amounted to $34,105 and $24,822 for the years ended December 31, 2000 and 1999, respectively.

3.    INVESTMENTS

      At December 31, 2000 and 1999, investments included the following, which are 5% or more of the total plan assets:

                                                              2000                   1999

      Williams-Sonoma, Inc. common stock:
        Number of shares                                       1,195,737               972,046
        Per share stock price at December 31             $         20.00       $         46.00
                                                         ---------------       ---------------
        Total investment                                 $    23,914,741       $    44,714,116
      Dodge & Cox Balanced Fund                          $     2,306,596       $     1,672,019


      The fair market value of Williams-Sonoma, Inc. common stock on May 18, 2001 was $34 per share.

      During the years ended December 31, 2000 and 1999, the Plan's investments, including investments bought and sold as well as those held during the year, depreciated and appreciated in value as follows:

                                                             2000                 1999


      Common stock - Williams-Sonoma, Inc.               $(26,170,807)         $6,249,658
      Mutual funds                                            218,745             109,669
                                                         ------------          ----------

      Total                                              $(25,952,062)         $6,359,327
                                                         ============          ==========


4.    INCOME TAX STATUS

      On April 13, 1993, the Internal Revenue Service ("IRS") issued a determination letter that stated the Plan, as amended through March 10, 1992, is qualified and the trust established thereunder is tax-exempt. The Administrative Committee believes that the Plan, as amended subsequent to March 10, 1992, continues to operate in accordance with current law and was tax-exempt as of December 31, 2000. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
----------------------------------------------------------------------------

            SECURITY DESCRIPTION                                FAIR VALUE

Williams-Sonoma, Inc. Common Stock                           $    23,914,741

Dodge & Cox Balanced Fund                                          2,306,596

Vanguard Federal Money Market Fund                                   603,201

First American Prime Obligation
  Short-Term Investment Fund                                         220,600
                                                               -------------

Total                                                        $    27,045,138
                                                               =============

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                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       WILLIAMS-SONOMA, INC.
                                       ASSOCIATE STOCK INCENTIVE PLAN


                                       By: /s/ SHARON L. MCCOLLAM
                                       -------------------------------
                                       Sharon L. McCollam
                                       Senior Vice President
                                       Chief Financial Officer
                                       Administrative Committee Member


Dated: June 20, 2001

                                 EXHIBIT INDEX
                                 -------------


Exhibit
Number                Description
-------               -----------

23                    Independent Auditors' Consent